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                                                                EXHIBIT 2.1

                    MEDICAL IMAGING CENTERS OF AMERICA, INC.
                         9444 Farnham Street, Suite 100
                          San Diego, California 92123


                                 June 18, 1996

Diagnostic Imaging Services, Inc.
1516 Cotner Avenue
Los Angeles, California 90025-3303

Ladies and Gentlemen:

        This agreement in principle is intended to summarize the discussions relating to the proposed combination between Medical Imaging Centers of America, Inc. ("MICA") and Diagnostic Imaging Services, Inc., a Delaware corporation ("Acquiror"). The preliminary understandings expressed in this agreement are intended to be the subject of further negotiation and then incorporated into a legally binding definitive agreement (the "Definitive Agreement") which will contain additional terms and conditions yet to be agreed upon. Our discussions were as follows:

        1. Structure of Transaction. We anticipate that the Definitive Agreement will provide for a cash tender offer for any and all shares of common stock of MICA (with a 50.1% minimum condition), followed by a cash merger of Acquiror or a wholly-owned subsidiary of Acquiror with MICA, such that Acquiror will be the surviving corporation.

        2. Consideration. The cash tender offer and the cash merger will provide that each outstanding share of common stock of MICA (no more than 1/10 of 1% in excess of the number of fully diluted shares outstanding as set forth in the MICA memo of June 11, 1996, to wit: 2,682,559 shares of common stock, 277,160 shares upon exercise of outstanding stock options and 215,500 shares upon exercise of outstanding warrants) shall receive $11.50 per share in cash. Acquiror is providing us, concurrently with this letter, with a letter from your proposed lender stating its intention to commence its due diligence relating to such financing. Acquiror acknowledges the additional built-in cost to Acquiror of the Batchelder & Partners, Inc. "success fee".

        3. Closing Date. It is anticipated that the closing of the proposed transaction will occur on or prior to September 30, 1996, but in any event no later than November 19, 1996.

        4. Diligence. Each of MICA and Acquiror acknowledges that the other's intent to proceed to the Definitive Agreement is subject to its being permitted to complete a thorough "due diligence" investigation of the other and to its satisfaction with the results of that investigation. Until the Definitive Agreement is executed by all parties, each of MICA and Acquiror will cooperate fully with the other in its investigation and will make available to the other and to the other's financial and legal advisors all books, records and business and financial




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information reasonably requested by the other with respect to the subject matter of this agreement in principle.

        5. Closing Conditions. The consummation of the proposed transaction is subject, among other things to (i) the approval of the respective boards of directors of MICA and Acquiror and, if required, all shareholders of MICA and/or Acquiror; (ii) the receipt of all required government and regulatory approvals, including but not limited to filings under the Hart-Scott-Rodino Act, if required, and the expiration of all applicable waiting periods; (iii) the receipt of all material consents from third parties which are required to consummate the transaction; (iv) the receipt by MICA of an opinion from an investment banking firm to the effect that the terms of the transaction are fair from a financial point of view to its shareholders; (v) the absence of any material adverse change in the financial condition, results of operations or business of MICA or Acquiror; and (vi) the agreement of the holders of MICA debt and MICA debentures not to convert or otherwise call their debt as a result of the transaction contemplated by this letter.

        6. Definitive Agreement. The parties shall cooperate with each other and use their respective best efforts to negotiate, prepare and execute the Definitive Agreement as soon as reasonably practicable, but in any event prior to July 19, 1996. In connection therewith, the Definitive Agreement will contain provisions satisfactory to MICA and Acquiror with respect to the following, in addition to the provisions described above:

            (a) representations and warranties of MICA and Acquiror which will expire two years subsequent to the closing of the transaction regarding their corporate authority and good standing; capitalization; financial statements; the amount and condition of inventory and other assets; material contracts, including labor and employment contracts; no undisclosed liabilities, threatened claims or contingencies, including but not limited to those relating to material contracts; employee matters; compliance with laws; no required consents; insurance; environmental matters; litigation, taxes, including but not limited to that payments are current and no penalties are due or owing; intellectual property rights; absence of material adverse changes; full disclosure; and other customary matters;

            (b) covenants of MICA and Acquiror regarding the conduct of their business; to update their representations and warranties; to disclose any material or extraordinary event occurring prior to the closing; to use best efforts to obtain all consents and approvals required as a closing condition;

            (c) customary closing conditions, including the matters described in paragraph 5 above and the conditions that (i) the representations and warranties of MICA and Acquiror shall be true as of the closing date with the same effect as though made at the closing date (without taking into account any update of such representations and warranties), (ii) MICA and Acquiror shall have duly performed and satisfied all required covenants, agreements and conditions set forth in the Definitive Agreement; and


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                (d)     a break-up fee in an amount equal to three percent (3%)
of the aggregate amount committed by Acquiror pursuant to paragraph 2 hereinabove should the transaction not close for any reason other than a failure to perform on the part of the Acquiror.

        7. BOARD APPROVAL. The parties acknowledge that the Board of Directors of MICA, after reviewing the terms of this agreement in principle, have approved this agreement and authorized MICA's officers to negotiate the terms of the Definitive Agreement. Should the transaction not close for any reason other than a failure to perform on the part of Acquiror at any time prior to entering into a Definitive Agreement, then MICA agrees to reimburse Acquiror its expenses in connection with this transaction, up to a maximum of Two Hundred Thousand Dollars ($200,000).

        8. NO SOLICITATION. We agree that MICA and its officers, directors and advisors will not solicit or initiate, for a period of 30 days hereof, any offer or proposal to acquire MICA, whether by purchase, tender offer, merger or otherwise, from any third party; provided however, that in exercise of its fiduciary obligations under applicable law, MICA's Board of Directors may consider any unsolicited offer and may enter into negotiations or an agreement with a third party submitting such offer, subject to compliance with paragraph 7 hereinabove.

        9. EMPLOYMENT AGREEMENTS. The parties acknowledge that MICA is a party to employment agreements with Robert S. Muehlberg, Chairman and Chief Executive Officer of MICA and Denise L. Sunseri, Chief Financial Officer and Secretary of MICA. Acquiror shall honor the provisions of such agreements to the extent applicable, including any severance or "change in control" obligations thereunder.

        10. CONDUCT OF BUSINESS. Pending the execution of the Definitive Agreement, MICA shall conduct its business only in good faith, in a manner consistent with past practices, without making any material change in its business, operations or policies.

        11. CONFIDENTIALITY. MICA and Acquiror agree that all information obtained with respect to the other pursuant to this agreement in principle will be used only for the purpose of evaluating the proposed transaction and will not be disclosed without the prior written consent of the other party except on a need to know basis to officers, employees and agents of MICA and Acquiror, as the case may be, who have agreed to the limitation on use imposed by this agreement. The foregoing confidentiality obligation shall not apply with respect to information which becomes generally available to the public other than as a result of a disclosure by the other party, was available to the other party on a non-confidential basis prior to its disclosure to the other party pursuant hereto, or which is required to be disclosed by law.

        12. PUBLICITY. Except as required by law, the parties agree that there will be no public announcements or other publicity with respect to the proposed transaction, this agreement in principle, the Definitive Agreement or any other matters related thereto without the express written consent of MICA and Acquiror; provided, however, that Acquiror acknowledges and agrees that MICA and Acquiror may disclose the material terms of this agreement in principle

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in a joint press release prior to June 19, 1996, the content of which is agreed to by both MICA and Acquiror.

        13. Expenses. MICA and Acquiror shall pay their respective expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the proposed transaction, whether or not consummated.

        14. Binding Effect. It is understood that this agreement in principle merely constitutes a statement of our intentions with respect to the proposed transaction, does not contain all matters upon which agreement must be reached in order for the transaction to be consummated and, therefore, does not constitute a binding commitment with respect to the transaction. A binding commitment with respect to the transaction will result only from the execution and delivery, if any, of the Definitive Agreement, subject to the conditions expressed therein. Notwithstanding the two preceding sentences of this paragraph 13, the provisions of paragraph 7, 11, 12, and 13 hereof are agreed to be fully binding upon the parties hereto upon the execution of this agreement, unless and until they are superseded by the Definitive Agreement.

        If this agreement in principle accurately summarizes our discussions, we request that you sign, date and return to MICA the enclosed copy of this agreement no later than June 18, 1996, whereupon this agreement shall become effective in accordance with paragraph 13 above. This agreement in principle may be executed in counterpart, all of which together shall constitute one and the same agreement.

                                    MEDICAL IMAGING CENTERS OF
                                    AMERICA, INC.


                                    By: /s/ Robert S. Muehlberg
                                        ------------------------------------
                                        Robert S. Muehlberg
                                        Chairman and Chief Executive Officer

Accepted and agreed to this
18th day of June, 1996


DIAGNOSTIC IMAGING SERVICES, INC.


By /s/ Norman Hames, President
   -------------------------------
   Norman Hames, President


By /s/ Howard Berger, M.D.
   -------------------------------
   Howard Berger, M.D.
   Chairman of the Board


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